Exhibit 99.7
Bonus to Song Guo


[LISKA BIOMETRY LOGO]


APRIL 30, 2005

SONG GUO
150 Redpath Drive,
Nepean, Ontario
K2G 6K4


RE: EMPLOYEE EQUITY BONUS


Dear Song,

         Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Consulting Bonus in the form of equity in the amount of 50,000 shares of common stock. Please be advised that shares will be registered pursuant to Form S-8. We recognize and acknowledge that your legal services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to our company.

Sincerely,

Liska Biometry, Inc.